UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Orchids Paper Products Company
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Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361

May 12, 2006

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Orchids Paper Products Company to be held at the Company's headquarters located at 4826 Hunt Street in the Mid-America Industrial Park, Pryor, Oklahoma 74361 on Tuesday, June 13, 2006, at 10:00 a.m. Central Time.

At the meeting you will be asked to elect five directors and to ratify the appointment of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2006, and to transact such other business as may properly come before the meeting.

The formal Notice of Annual Meeting of Stockholders and Proxy Statement accompanying this letter provide detailed information concerning matters to be considered and acted upon at the meeting.

Thank you for your continued support of, and interest in, Orchids Paper Products Company.

Sincerely,

Michael P. Sage
Chief Executive Officer and President

Your vote is important

I urge you to vote as soon as possible, whether or not you plan to attend the Annual Meeting. Regardless of whether you expect to attend the Annual Meeting, you may vote by completing, signing, dating and mailing the proxy card.

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 12, 2006

The 2006 Annual Meeting of Stockholders of **ORCHIDS PAPER PRODUCTS COMPANY,** a Delaware corporation (the "Company"), will be held at the Company's headquarters located at 4826 Hunt Street in the Mid-America Industrial Park, Pryor, Oklahoma 74361 on Tuesday, June 13, 2006, at 10:00 a.m. Central Time (the "meeting") to consider and act upon the following matters:

     1. to elect five directors for one-year terms expiring at the conclusion of the Company's annual meeting in 2007;

     2. to ratify the appointment of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2006; and

     3. to transact such other business as may properly come before the meeting or any adjournments thereof.

Only stockholders of record at the close of business on May 5, 2006, are entitled to notice of and to vote in person or by proxy at the meeting. At least ten days prior to the meeting, a complete list of stockholders entitled to vote will be available for inspection by any stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of the Company at 4826 Hunt Street, Pryor, Oklahoma 74361. As a stockholder of record, you are cordially invited to attend the meeting in person. Regardless of whether you expect to be present at the meeting, please complete, sign and date the enclosed proxy and mail it promptly in the enclosed envelope. Returning the enclosed proxy will not affect your right to vote in person if you attend the meeting.

The enclosed proxy solicitation material is being mailed to stockholders on or about May 12, 2006, with a copy of our Annual Report, which includes financial statements for the year ended December 31, 2005 and our independent registered public accounting firm's report thereon.

By Order of the Board of Directors

Keith R. Schroeder
Chief Financial Officer and Secretary

Even though you may plan to attend the meeting in person, please execute the enclosed proxy card and mail it promptly. A return envelope (which requires no postage if mailed in the United States) is enclosed for your convenience. Should you attend the meeting in person, you may revoke your proxy and vote in person.

Table of Contents

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361

2006 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Orchids Paper Products Company, a Delaware corporation (the "Company"), to be voted at the 2006 Annual Meeting of Stockholders of the Company (the "annual meeting" or the "meeting") and any adjournment or postponement of the meeting. The meeting will be held at the Company's headquarters located at 4826 Hunt Street in the Mid-America Industrial Park, Pryor, Oklahoma 74361 on Tuesday, June 13, 2006, at 10:00 a.m. Central Time, for the purposes contained in the accompanying Notice of Annual Meeting of Stockholders and in this proxy statement. This proxy statement and the accompanying proxy will be first sent or given to stockholders on or about May 12, 2006.

ABOUT THE MEETING

Why Did I Receive This Proxy Statement?

Because you were a stockholder of the Company as of May 5, 2006 (the "Record Date") and are entitled to vote at the annual meeting, the Board of Directors is soliciting your proxy to vote at the meeting.

This proxy statement summarizes the information you need to know to vote at the meeting. This proxy statement and form of proxy were first mailed to stockholders on or about May 12, 2006.

What Am I Voting On?

You are voting on two items:

1. Election of five directors for one-year terms expiring at the conclusion of the annual meeting in 2007 (see page 5); and

2. Ratification of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2006 (see page 18).

How Do I Vote?

Stockholders of Record: If you are a stockholder of record, there are two ways to vote:

• by completing and returning your proxy card; or

• by written ballot at the meeting.

Street Name Holders: Shares which are held in a brokerage account in the name of the broker are said to be held in "street name." If your shares are held in street name you should follow the voting instructions provided by your broker. You may complete and return a voting instruction card to your broker, or, in many cases, your broker may also allow you to vote via the telephone or internet. Check your proxy card for more information. If you hold your shares in street name and wish to vote at the meeting, you must obtain a legal proxy from your broker and bring that proxy to the meeting.

Regardless of how your shares are registered, if you complete and properly sign the accompanying proxy card and return it to the address indicated, it will be voted as you direct.

What Are the Voting Recommendations of the Board of Directors?

The Board of Directors recommends the following votes:

1. FOR each of the nominees as directors named in this proxy statement; and

2. FOR ratification of the appointment of Tullius Taylor Sartain & Sartain LLP as independent registered public accounting firm for 2006.

Unless you give contrary instructions on your proxy card, the persons named as proxy holders will vote your shares in accordance with the recommendations of the Board of Directors.

Will Any Other Matters Be Voted On?

We do not know of any other matters that will be brought before the stockholders for a vote at the annual meeting. If any other matter is properly brought before the meeting, your signed proxy card gives authority to Michael P. Sage to vote on such matters in his discretion.

Who Is Entitled to Vote at the Meeting?

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

How Many Votes Do I Have?

You will have one vote for every share of Orchids Paper Products Company common stock you owned on the Record Date.

How Many Votes Can Be Cast by All Stockholders?

4,156,250 consisting of one vote for each share of Orchids Paper Products Company common stock outstanding on the Record Date. There is no cumulative voting.

How Many Votes Must Be Present to Hold the Meeting?

The holders of a majority of the aggregate voting power of Orchids Paper Products Company's common stock outstanding on the Record Date, or 2,078,126 votes, must be present in person, or by proxy, at the meeting in order to constitute a quorum necessary to conduct the meeting.

If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the quorum. A broker non-vote occurs when a bank or broker holding shares in street name submits a proxy that states that the broker does not vote for some or all of the proposals, because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

We urge you to vote by proxy even if you plan to attend the meeting so that we will know as soon as possible that a quorum has been achieved.

What Vote Is Required to Approve Each Proposal?

In the election of directors, the affirmative vote of a plurality of the votes present in person or by proxy and entitled to vote at the meeting is required. A proxy that has properly withheld authority with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for the purpose of determining whether there is a quorum.

For the proposal to ratify the appointment of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval. An abstention with respect to this proposal will be counted for the purpose of determining the number of shares entitled to vote that are present in person or by proxy. Accordingly, an abstention will have the effect of a negative vote.

If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to the matter.

Can I Change My Vote?

Yes. Just send in a new proxy card with a later date or send a written notice of revocation to the Company's Corporate Secretary at the address on the cover of this proxy statement. Also, if you attend the meeting and wish to vote in person, you may request that your previously submitted proxy not be used.

How Can I Access Orchids Paper Products Company's Proxy Materials and Annual Report Electronically?

This proxy statement and the 2005 annual report are available on our website, and can be accessed from our homepage at *http://www.orchidspaper.com* by selecting "Investor Resources."

Who Can Attend the Annual Meeting?

Any Orchids Paper Products Company stockholder as of May 5, 2006 may attend the meeting. If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement so that we can verify your ownership of our stock and admit you to the meeting. However, you will not be able to vote your shares at the meeting without a legal proxy.

If you return a proxy card without indicating your vote, your shares will be voted as follows: (i) for each of the nominees for director named in this proxy statement; (ii) for ratification of the appointment of Tullius Taylor Sartain & Sartain LLP as the independent registered public accounting firm for the Company for 2006; and (iii) in accordance with the recommendation of management on any other matter that may properly be brought before the meeting and any adjournment of the meeting.

VOTING SECURITIES

On the Record Date there were 4,156,250 outstanding shares of the Company's Common Stock, $0.001 par value per share (the "Common Stock").

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following tables set forth certain information known to us with respect to beneficial ownership of our Common Stock as of April 24, 2006 by:

- each person known by us to own beneficially more than 5% of our outstanding Common Stock;

- each of our directors;

- each named executive officer; and

- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power over securities. The table below includes the number of shares underlying options and warrants that are currently exercisable or exercisable within 60 days of April 24, 2006. It is therefore based on 4,354,857 shares of common stock outstanding as of April 24, 2006. Shares of Common Stock subject to options and warrants that are currently exercisable or exercisable within 60 days of April 24, 2006 are considered outstanding and beneficially owned by the person holding the options or warrants for the purposes of computing beneficial ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to

3

this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361.

Beneficial Owners of More Than Five Percent

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
Five percent stockholders		
Robert F. Taglich	281,330	6.5%
Michael N. Taglich	283,830	6.5%

(1) Does not include 35,050 shares of Common Stock issuable under warrants held by Robert F. Taglich which vest on July 15, 2006.

(2) Does not include 35,050 shares of Common Stock issuable under warrants held by Michael N. Taglich which vest on July 15, 2006.

Beneficial Ownership of Directors, Director Nominees and Executive Officers

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
Directors and named executive officers		
Michael P. Sage(1)	96,132	2.2%
Keith R. Schroeder(2)	43,689	1.0%
Ronald E. Hawkinson(3)	19,068	*
Gary P. Arnold(4)	116,119	2.7%
B. Kent Garlinghouse(5)	71,111	1.6%
John C. Guttilla(6)	2,500	*
Douglas E. Hailey(7).	63,882	1.5%
Steven R. Berlin(8)	3,600	*
All directors and executive officers as a group (8 persons)	416,101	9.6%

 * Indicates ownership of less than 1%.

(1) Includes 62,000 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Sage.

(2) Includes 38,000 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Schroeder.

(3) Includes 2,000 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Hawkinson. Mr. Hawkinson retired as our Vice President, Sales and Marketing on September 16, 2005.

(4) Includes 3,842 shares of Common Stock issuable under warrants held by Mr. Arnold and 2,500 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Arnold.

(5) Includes 68,611 shares of Common Stock held by Shadow Capital LLC and 2,500 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Garlinghouse. Mr. Garlinghouse is the manager of Shadow Capital LLC and has voting and dispositive control over the shares of Common Stock and stock options held by Shadow Capital LLC. Mr. Garlinghouse resigned as a director on December 7, 2005.

(6) Includes 2,500 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Guttilla.

(7) Includes 1,537 shares of Common Stock issuable under warrants held by Mr. Hailey. Does not include 30,000 shares of Common Stock issuable under warrants held by Mr. Hailey which vest on July 15, 2006.

(8) Includes 2,500 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Berlin.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, persons who beneficially own more than ten percent of a registered class of the Company's equity securities, and certain other persons to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC, and to furnish the Company with copies of the forms. Based solely on its review of the forms it received, or written representations from reporting persons, the Company believes that all of its directors, executive officers and beneficial owners of greater than ten percent of the outstanding Common Stock complied with all such filing requirements during 2005, except that (i) B. Kent Garlinghouse, Gary P. Arnold and John C. Guttilla each filed a Form 5 reporting transactions that occurred on September 8, 2005 that should have instead been reported on Form 4, and (ii) Douglas E. Hailey initially failed to report in his Form 3 his receipt of warrants in connection with our initial public offering. An amendment to Mr. Hailey's Form 3 was subsequently filed with the SEC.

PROPOSAL I.

ELECTION OF DIRECTORS

The Company's Board of Directors presently has five (5) members with each member serving a one-year term.

Currently, all our directors hold office until the end of the next annual meeting of stockholders or until their successors are duly elected and qualified.

The Nominating and Corporate Governance Committee of the Board of Directors has nominated each of the Company's current directors, Gary P. Arnold, Steven R. Berlin, Douglas E. Hailey, John C. Guttilla and Michael P. Sage, to be re-elected to serve until the 2007 Annual Meeting of Stockholders or until their successors are duly elected and qualified.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NAMED NOMINEES

Proxies cannot be voted for a greater number of persons than the number of nominees named below. Unless otherwise specified, all proxies will be voted in favor of the five nominees listed above for election as directors of the Company.

The Board of Directors has no reason to expect that any of the nominees will be unable to stand for election on the date of the meeting or for good cause will not serve. If a vacancy occurs among the original nominees prior to the meeting, the proxies will be voted for a substitute nominee named by the Board of Directors and for the remaining nominees. Directors are elected by a plurality of the votes present in person or by proxy and entitled to vote at the meeting.

The following information is furnished as of April 24, 2006, for each of the nominees for the Board of Directors:

Information Relating to Directors, Nominees and Executive Officers

Set forth below is the name, age as of April 24, 2006, position and a brief account of the business experience of each of our executive officers, directors and key employees.

Name	Age	Position(s)
Michael P. Sage.	59	Chief Executive Officer and President, Director
Keith R. Schroeder	50	Chief Financial Officer and Secretary
Douglas E. Hailey	44	Chairman of the Board
Gary P. Arnold	64	Director
Steven R. Berlin	61	Director
John C. Guttilla.	49	Director

Michael P. Sage, 59, Chief Executive Officer and President, Director

Mr. Sage has been our Chief Executive Officer and President since April 1998. From 1985 to 1998, Mr. Sage served in a number of management positions with our predecessor company, including Executive Vice President (1995-1998), Vice President of Mill Operations responsible for tissue mills in Oklahoma, Arizona and Oregon (1991-1995), and Manager of Paper Manufacturing (1985-1989). From 1989 to 1991, he was Vice President of Operations for Pentair's Niagara Division. From 1969 until 1985, he held a number of manufacturing positions with Procter & Gamble. Mr. Sage holds a BS degree in Chemical Engineering from Montana State University.

Keith R. Schroeder, 50, Chief Financial Officer and Secretary

Mr. Schroeder has been our Chief Financial Officer since January 2002. Prior to joining us, he served as Corporate Finance Director for Kruger Inc.'s tissue operations from October 2000 to December 2001 and as Vice President of Finance and Treasurer of Global Tissue from 1996 to October 2000. Global Tissue was acquired by Kruger Inc. in 1999. Prior to joining Global Tissue, Mr. Schroeder held a number of finance and accounting positions with Cummins Engine Company (1989-1996) and Atlas Van Lines (1978-1989). Mr. Schroeder is a certified public accountant and holds a BS degree in Business Administration with an accounting major from the University of Evansville.

Douglas E. Hailey, 44, Chairman of the Board

Mr. Hailey has served on our Board of Directors since June 2005. Mr. Hailey has been Managing Director of the Investment Banking Division of Taglich Brothers, Inc., a New York-based full service brokerage firm that specializes in private equity placements for small public companies, and he has been with Taglich Brothers, Inc. since 1994. Mr. Hailey serves on the board of directors of Williams Controls, Inc. Mr. Hailey received a BA degree in Business Administration from Eastern New Mexico University and an MBA from the University of Texas.

Gary P. Arnold, 64, Director

Mr. Arnold has served on our Board of Directors since April 2005. He has significant international and domestic experience in the electronics industry in the areas of finance, strategic planning and operations, and has been involved in numerous capital market transactions. He spearheaded the turnaround at Tektronix Corp. where he was Chief Financial Officer from 1990 to 1992, and later served as Chairman and CEO of Analogy, Inc., a provider of design automation software used in the automotive industry, from 1993 to 2000. Since 2000, Mr. Arnold has been a private investor, and currently serves on the boards of directors of National Semiconductor Corp. and Telenetics Corp. Mr. Arnold is a certified public accountant and holds a BS degree in accounting from East Tennessee State University and a JD degree from the University of Tennessee School of Law.

Steven R. Berlin, 61, Director

Mr. Berlin has served on our Board of Directors since December 2005. Since January 2006 Mr. Berlin has been an independent financial consultant. Mr. Berlin was Vice President of Kaiser-Francis Oil Company from 2004 to January 2006, and the Vice President and Chief Financial Officer of Kaiser-Francis Oil Company from 1999 to

2004. He held the positions of Chief Financial Officer, Secretary and Treasurer of PetroCorp Corporation from 1999 to 2004 and was a director of PetroCorp Corporation from 2001 to 2004. Mr. Berlin was on the faculty of the University of Tulsa, where he taught business and finance courses, from 1996 to 1999. Prior to joining the faculty at the University of Tulsa, Mr. Berlin worked for CITGO Petroleum Corporation and its predecessors in various financial and management positions, including the last ten years as Chief Financial Officer. He is a member of the board of directors of North American Palladium Limited (AMEX: PAL). Mr. Berlin received his BSBA degree from Duquesne University, his MBA from the University of Wisconsin and is a graduate of the Stanford Executive Program. He is a certified public accountant.

John C. Guttilla, 49, Director

Mr. Guttilla has served on our Board of Directors since April 2005. Since 1988, Mr. Guttilla has been a principal and director in the financial services department of the public accounting firm of Rotenberg Meril Solomon Bertiger & Guttilla, P.C. Mr. Guttilla focuses on providing tax structuring and compliance advice in the area of real estate, entertainment, brokerage, manufacturing, printing, restaurant and construction. He is a certified public accountant and a member of the American Institute of Certified Public Accountants. Mr. Guttilla holds a BS degree in accounting from Fordham University and a Masters degree in taxation from St. John's University.

Board of Directors

Currently, we have authorized a five-member Board of Directors. All of our directors hold office until the next annual meeting of stockholders or until their successors are duly qualified.

Board Committees

We have established an Audit Committee consisting of Mr. Arnold, who chairs the committee, and Messrs. Berlin and Guttilla, all of whom we believe qualify as "independent directors" under the American Stock Exchange rules. The Audit Committee is governed by a written charter, attached hereto as Exhibit A, which must be reviewed, and amended if necessary, on an annual basis. Under the charter, the Audit Committee must meet at least four times a year and is responsible for reviewing the independence, qualifications and quality control procedures of our independent auditors, and is responsible for recommending the initial or continued retention, or a change in, our independent auditors. In addition, the Audit Committee is required to review and discuss with our management and independent auditors our financial statements and our annual and quarterly reports, as well as the quality and effectiveness of our internal control procedures and critical accounting policies. The Audit Committee Charter also requires the Audit Committee to review potential conflict of interest situations, including transactions with related parties, and to discuss with our management other matters related to our external and internal audit procedures. The Audit Committee has adopted a pre-approval policy for the provision of audit and non-audit services performed by our independent auditors. The Board of Directors has determined that Mr. Arnold is an Audit Committee financial expert. The Audit Committee was formed on April 6, 2005, and held five meetings in 2005.

We have also established a Compensation Committee consisting of Mr. Guttilla, who chairs the committee, and Messrs. Arnold and Berlin. The Compensation Committee is governed by a written charter, available in the Corporate Governance section of the Company's Website which can be accessed from our homepage at *http://www.orchidspaper.com* by selecting "Investor Resources" and then "Corporate Governance." The Compensation Committee is responsible for making recommendations to the Board of Directors regarding compensation arrangements for our executive officers, including annual bonus compensation, and consults with our management regarding compensation policies and practices. The Compensation Committee also makes recommendations concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans. The Compensation Committee was formed on April 6, 2005, and held two meetings in 2005.

We have also established a Nominating and Corporate Governance Committee consisting of Mr. Berlin, who chairs the committee, and Messrs. Arnold and Guttilla. The Nominating and Corporate Governance Committee is governed by a written charter, available in the Corporate Governance section of the Company's Website which can be accessed from our homepage at *http://www.orchidspaper.com* by selecting "Investor Resources" and then

"Corporate Governance." The Nominating and Corporate Governance Committee is responsible for submitting to the Board of Directors a proposed slate of directors for submission to the stockholders at our annual meeting, recommending director candidates in view of pending additions, resignations or retirements, developing criteria for the selection of directors, reviewing suggested nominees received from stockholders and reviewing corporate governance policies and recommending changes to the full Board of Directors. As set forth above, the members of the Nominating and Corporate Governance Committee qualify as "independent directors" under the American Stock Exchange rules. The Nominating and Corporate Governance Committee was formed on April 6, 2005, and held one meeting in 2005. The Nominating and Corporate Governance Committee has not adopted a director nomination policy, but is in the process of adopting a policy substantially as described below.

Selection of Nominees for the Board of Directors

The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board of Directors candidates to serve as members of the Board of Directors. The Nominating and Corporate Governance Committee has not adopted specific, minimum qualifications that nominees must meet in order for the committee to recommend them to the Board of Directors, but rather each nominee is individually evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board of Directors.

The Nominating and Corporate Governance Committee will consider candidates submitted from a variety of sources (including, without limit, incumbent directors, stockholders, Company management and third-party search firms) when reviewing candidates to fill vacancies and/or expand the Board of Directors. The committee will then evaluate each potential candidate's educational background, employment history, outside commitments and other relevant factors to determine whether he or she is potentially qualified to serve on the Board of Directors. The committee will seek to identify and recruit the best available candidates, and will endeavor to evaluate qualified stockholder nominees on the same basis as those submitted by members of the Board of Directors, third-party search firms or other sources.

After completing this process, the committee will determine whether one or more candidates are sufficiently qualified to warrant further investigation. If the process yields one or more desirable candidates, the committee will rank them by order of preference, depending on their respective qualifications and the Company's needs. The committee chair, or another director designated by the committee chair, will then contact the preferred candidate(s) to evaluate their potential interest and to set up interviews with the full committee. All such interviews will be held in person, to the extent possible, and will include only the candidate and the committee members. Based upon interview results and appropriate background checks, the committee will decide whether it will recommend the candidate's nomination to the full Board of Directors.

The committee may, in its discretion, choose, from time to time, to use additional resources (including independent third-party search firms) if it determines that such resources could enhance a particular director search.

Any stockholder wishing to submit a candidate for consideration should send the following information to the Corporate Secretary, Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361:

- Stockholder's name, number of shares owned, length of period held, and proof of ownership;

- Name, age and address of candidate;

- A detailed resume describing among other things the candidate's educational background, occupation, employment history, and material outside commitments (e.g., memberships on other boards and committees, and charitable foundations);

- A supporting statement which describes the candidate's reasons for seeking election to the Board of Directors, and documents his or her ability to serve on the Board of Directors;

- Any information relating to the candidate that is required to be disclosed in the solicitation of proxies for election of director;

- A description of any arrangements or understandings between the stockholder and the candidate;

- Any other information that would be useful to the committee in considering the candidate, and

- A signed statement from the candidate, confirming his/her willingness to serve on the Board.

The Corporate Secretary will forward such materials to the committee chair and the Chairman of the Board. The Corporate Secretary will also maintain copies of such materials for future reference by the committee when filling Board of Directors positions.

Stockholders may submit potential director candidates at any time pursuant to these procedures. The committee will consider such candidates if a vacancy arises or if the Board of Directors decides to expand its membership, and at such other times as the committee deems necessary or appropriate. Separate procedures apply, as provided in the Bylaws, if a stockholder wishes to submit at an annual meeting a director candidate that is not approved by the committee or the Board of Directors. See "STOCKHOLDER PROPOSALS."

Board of Director Meetings

The Board of Directors held three meetings during the fiscal year which ended December 31, 2005. During 2005, each director attended at least 75% of the aggregate of the regular meetings of the Board of Directors and meetings of the committees of the Board on which he served. Our directors discharge their responsibilities throughout the year, not only at such Board of Directors and committee meetings, but through personal meetings and other communications with members of management and others regarding matters of interest and concern to our Company.

Process by Which Security Holders May Send Communications to the Board of Directors

Our Board of Directors has adopted a policy to provide a process for holders of our securities to send written communications to our Board of Directors. Any stockholder wishing to send communications to our Board of Directors should send the written communication and the following information to our Corporate Secretary, Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361:

- stockholder's name, number of shares of Common Stock owned, length of period held, and proof of ownership;

- name, age, business and residential address of stockholder; and

- any individual director or committee to which the stockholder would like to have the written statement and other information sent.

The Corporate Secretary, or his or her designee, will collect and organize all of such stockholder communications as he or she deems appropriate and, at least once each year, forward these materials to the Chairman of the Board, any committee chair or individual director. The Corporate Secretary may refuse to forward material which he or she determines in good faith to be scandalous, threatening or otherwise inappropriate for delivery. The Corporate Secretary will also maintain copies of such materials.

Director Compensation

We pay our independent directors an annual fee of $20,000. Douglas E. Hailey receives an annual fee of $50,000 for his services as Chairman of our Board of Directors. They are also entitled to participate in our stock incentive plan. In addition, we reimburse members of our Board of Directors for travel expenses related to their services to us.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Orchids Paper Products Company (the "Committee") is composed of three directors who, in the judgment of the Board of Directors, meet the independence requirements of our charter and the American Stock Exchange rules. The Committee operates under a charter adopted by the Board of Directors. The Audit Committee Charter is attached to this proxy statement as Exhibit A. The primary function of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting processes. Management is responsible for the Company's financial statements and overall reporting process, including the system of internal controls. The independent auditors are responsible for conducting annual audits and quarterly reviews of the Company's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles.

The Committee submits the following report pursuant to the SEC rules:

- The Committee has reviewed and discussed with management and with Tullius Taylor Sartain & Sartain LLP, the Company's independent registered public accounting firm, the audited financial statements of the Company for the year ended December 31, 2005 (the "Financial Statements").

- Tullius Taylor Sartain & Sartain LLP has advised the management of the Company and the Committee that it has discussed with them all the matters required to be discussed by Statement of Auditing Standards No. 61, as modified, which include among other items, matters related to the conduct of the audit of the Financial Statements.

- The Committee has received from Tullius Taylor Sartain & Sartain LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (which relates to the auditor's independence from the Company and its related entities) and has discussed Tullius Taylor Sartain & Sartain LLP's independence with them.

- Based upon the aforementioned review, discussions and representations of Tullius Taylor Sartain & Sartain LLP, and the unqualified audit opinion presented by Tullius Taylor Sartain & Sartain LLP on the Financial Statements, the Committee recommended to the Board of Directors that the Financial Statements be included in the Company's Annual Report on Form 10-K, and that Tullius Taylor Sartain & Sartain LLP be selected as the independent registered public accounting firm for the Company for fiscal 2006.

Respectfully submitted,

Gary P. Arnold, Chairman
Steven R. Berlin
John C. Guttilla

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors is composed of three directors who, in the judgment of the Board of Directors, meet the independence requirements of our charter and the American Stock Exchange rules. The Compensation Committee is responsible for determining and approving, either as a committee or together with the Company's other independent directors, the annual salary and other compensation of the Chief Executive Officer, providing assistance and recommendations with respect to compensation policies and practices of the Company, and assisting with the administration of the Company's compensation plans.

In order to attract and retain well-qualified key executives, which the Compensation Committee believes is crucial to the Company's success, the Compensation Committee's general approach to compensating such executives is to pay cash salaries that are commensurate with the executives' experience and expertise and, where relevant, are competitive with the salaries paid to key executives in the Company's industry and primary geographic locations. In addition, to align its key executives' compensation with the Company's business strategies, values and management initiatives, both short and long term, the Compensation Committee may, with the Board's approval, authorize the payment of discretionary bonuses based upon an assessment of each such executive's contributions to the Company. In general, the Compensation Committee believes that these discretionary bonuses should be related to the Company's and the executive's performance.

On or about the end of each year, the Company's Chief Executive Officer and other members of senior management prepare a schedule of recommended incentive bonuses for the Company's top management personnel and certain other employees. Such recommendations are based, among other things, upon (a) the Company's overall financial performance and financial performance versus budget, (b) the executive's contribution to the progress of the Company, (c) the executive's compensation history, (d) an evaluation by the Chief Executive Officer and other members of senior management of the efforts expended by the individual towards the furtherance of the corporate goals and (e) an evaluation of the executive's potential for advancement and value towards the long-term future of the Company. The Compensation Committee reviews each proposed incentive bonus individually with the Chief Executive Officer. After making any adjustments required by the Compensation Committee, such bonuses are generally paid in the first quarter of the following fiscal year.

The Compensation Committee also believes that stock ownership by key executives helps align the interests of executives and stockholders and that grants of ownership interest to such executives provide a valuable incentive for their continued efforts and diligence. The Compensation Committee has historically made such grants to the executive officers to facilitate these objectives. The Compensation Committee believes that the key officers of the Company have provided excellent services and been diligent in their commitment to the Company. The Compensation Committee believes that stock ownership awards to such executive officers should be performance based.

The Company has a stock incentive plan to provide it with means to assist in recruiting, retaining and rewarding certain employees, directors and consultants and to motivate such individuals to exert their best efforts on behalf of the Company. By granting stock options to such individuals, the Company expects that the interests of the recipients will be better aligned with those of the Company.

For 2005, the annual salary and bonus for Mr. Sage, the Company's Chief Executive Officer, were $225,000 and $135,000, respectively, as determined in accordance with his employment agreement. Mr. Sage was also paid a car allowance totaling $21,634. Mr. Sage is entitled to the annual bonus as determined by the Board of Directors under the terms of his employment agreement. In connection with our initial public offering, Mr. Sage received a stock option grant in 2005 covering 155,000 shares, 20% of which vested in 2005. The remaining 80% of Mr. Sage's stock options vest ratably over the succeeding four years.

The Compensation Committee determines Mr. Sage's annual salary based on competitive data. Mr. Sage's bonus is dependent on the Company meeting certain performance goals, as determined on an annual basis by the Board of Directors.

COMPENSATION COMMITTEE

John C. Guttilla, Chairman
Gary P. Arnold
Steven R. Berlin

The Report of the Audit Committee, the Report of the Compensation Committee on Executive Compensation and the performance graph below will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or portions thereof into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised of Gary P. Arnold, Steven R. Berlin and John C. Guttilla, none of whom are employees or current or former officers of the Company, and none of whom had any relationship with the Company required to be disclosed under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." None of our Compensation Committee members and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation of our Chief Executive Officer and each of our most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2005. We refer to these persons as the "named executive officers" elsewhere in this proxy statement.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	Securities Underlying Options (#)	All Other Compensation (3)(4)
Michael P. Sage	2005	$225,000	$110,000	$21,634	155,000	$ 10,754
Chief Executive Officer	2004	226,442	186,860	21,634	—	439,275
	2003	210,000	—	22,593	—	525,497
Keith R. Schroeder	2005	138,531	57,500	—	95,000	10,500
Chief Financial Officer	2004	136,634	60,312	—	—	108,241
and Secretary	2003	128,269	64,583	—	—	5,200
Ronald E. Hawkinson(5)	2005	105,280	40,000	7,200	10,000	5,639
Vice President,	2004	117,946	70,935	9,600	—	103,753
Sales and Marketing	2003	110,967	54,150	9,600	—	6,300

(1) Includes for 2004 the imputed compensation on founders stock purchased by the above executives in the amount of $61,860, $10,312 and $30,935 for Messrs. Sage Schroeder and Hawkinson, respectively.

(2) Car allowance paid to named executives.

(3) Includes matching Company contribution to the Company's 401(k) plan.

(4) Certain Payments in 2004 and 2003 were made pursuant to the Management Incentive Plan, dated September 1999 in the following amounts: Mr. Sage $427,275 and $514,997, Mr. Schroeder $98,601 and $0, and Mr. Hawkinson $98,601 and $0. The Management Incentive Plan has been terminated.

(5) Mr. Hawkinson retired as our Vice President, Sales and Marketing on September 16, 2005.

Stock Option Grants in 2005

The following table sets forth certain information concerning stock option grants to our Chief Executive Officer and each of our most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2005.

Name	No. of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in 2005	Exercise Price per Share	Expiration Date	Grant Date Value(1)
Michael P. Sage	155,000	57.4%	$8.00	4/17/2015	$558,000
Keith R. Schroeder	95,000	35.2%	8.00	4/17/2015	342,000
Ronald E. Hawkinson(2)	10,000	3.7%	8.00	4/17/2015	36,000

(1) Grant Date Values were estimated at the date of grant of the options using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 3.92%, volatility factor of the expected market price of the Company's common stock of 40%, no dividend yield on the Company's Common Stock, and weighted average expected life of the options of six years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

(2) Mr. Hawkinson retired as our Vice President, Sales and Marketing on September 16, 2005, at which time 2,000 of his option shares had vested.

Aggregate Option Exercises in Last Fiscal Year and Year-End Options Values

The following table sets forth certain information concerning the year-end value of stock options of our Chief Executive Officer and each of the most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2005. There were no option exercises by the named executive officers during the fiscal year ended December 31, 2005.

Name	Shares Acquired on Exercise During 2005 (#)	Value Realized ($)	Securities Underlying Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	In-the-Money Options at December 31, 2005 ($) Exercisable/Unexercisable
Michael P. Sage	—	—	31,000/124,000	$69,750/$279,000
Keith R. Schroeder.	—	—	19,000/76,000	42,750/171,000
Ronald E. Hawkinson	—	—	2,000/0	4,500/0

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation provides that we may indemnify our directors, officers, employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. We maintain a directors' and officers' liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors.

In addition, our amended and restated certificate of incorporation limits the personal liability of our directors to the Company and its stockholders for monetary damages to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director's duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief remain available. Each director will continue to be subject to liability for any breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We have entered into separate indemnification agreements with each of our directors and officers which are broader than the specific indemnification provision contained in the Delaware General Corporation Law. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements.

Employee Benefit Plans

Stock Incentive Plan. Our 2005 Stock Incentive Plan was adopted by our Board of Directors and approved by our stockholders in April 2005. Our plan provides for the granting of incentive stock options to employees and for the granting of non-qualified stock options, stock appreciation rights and other cash or stock-based awards to any individual selected by our Compensation Committee. The plan authorizes 465,000 shares of our Common Stock to be issued under the plan. We have awarded options to our officers and directors for an aggregate 272,000 shares of our Common Stock at an exercise price ranging from $8.00 per share to $11.42 per share. Our Compensation Committee administers the plan.

On the date of the grant, the exercise price must equal at least 100% of the fair market value in the case of incentive stock options, or 110% of the fair market value with respect to optionees who own at least 10% of the total combined voting power of all classes of stock. The fair market value is determined by computing the arithmetic mean of our high and low stock prices on a given determination date. The exercise price on the date of grant is determined by the Compensation Committee in the case of non-qualified stock options.

Stock appreciation rights granted under the plan are subject to the same terms and restrictions as the option grants and may be granted independent of, or in connection with, the grant of options. The Compensation Committee determines the exercise price of stock appreciation rights. A stock appreciation right granted independent of an option entitles the participant to payment in an amount equal to the excess of the fair market value of a share of our Common Stock on the exercise date over the exercise price per share, times the number of stock appreciation rights exercised. A stock appreciation right granted in connection with an option entitles the participant to surrender an unexercised option and to receive in exchange an amount equal to the excess of the fair market value of a share of our Common Stock over the exercise price per share for the option, times the number of shares covered by the option which is surrendered. Fair market value is determined in the same manner as it is determined for options.

The Compensation Committee may also grant awards of stock, restricted stock and other awards valued in whole or in part by reference to the fair market value of our Common Stock. These stock-based awards, in the discretion of the Compensation Committee, may be, among other things, subject to completion of a specified period of service, the occurrence of an event or the attainment of performance objectives. Additionally, the Compensation Committee may grant awards of cash, in values to be determined by the Compensation Committee. If any awards are in excess of $1,000,000 such that Section 162(m) of the Internal Revenue Code applies, the committee may, in its discretion, alter its compensation practices to ensure that compensation deductions are permitted.

Awards granted under the plan are generally not transferable by the participant except by will or the laws of descent and distribution, and each award is exercisable, during the lifetime of the participant, only by the participant or his or her guardian or legal representative, unless permitted by the committee.

Options granted under the plan will vest as provided by the Compensation Committee at the time of the grant. The Compensation Committee may provide for accelerated vesting or termination in exchange for cash of any

14

outstanding awards or the issuance of substitute awards upon consummation of a change in control, as defined in the plan. The currently outstanding employee options vest 20% on the date of grant and then ratably at 20% per year over the next four years. Options granted to members of the Board of Directors vested upon grant.

The plan may be amended, altered, suspended or terminated by the administrator at any time. We may not alter the rights and obligations under any award granted before amendment of the plan without the consent of the affected participant. Unless terminated sooner, the plan will terminate automatically in April 2015.

401(k) Plan.   We established three 401(k) retirement savings plans in 1998. One plan covers all non-union employees, one covers our union employees in the paper mill and one covers our union employees in the converting facility. Each of our participating employees may contribute to the 401(k) plan, through payroll deductions, not less than 1% nor more than 25% of his or her compensation. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our Board of Directors in the case of our 401(k) plan for non-union employees, and by the respective union contracts in the case of the 401(k) plans for union employees. Employees may elect to invest their contributions in various established mutual funds. All amounts contributed by employee participants are fully vested at all times. Under the two union plans, employer matching contributions are fully vested at all times. Under the salaried employees' plan, the employer matching contributions vest ratably over the first four years of employment. For the years ended December 31, 2003, 2004 and 2005, administrative expenses paid to our third-party provider related to the 401(k) plans were $16,000, $18,000 and $18,000, respectively.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our Common Stock since the initial public offering on July 14, 2005, with the cumulative total return of the Standard & Poor's Small Cap Price Index, the Standard & Poor's Paper and Paper Products Index and our selected peer group comprised of Potlatch, Wausau Paper, and Cascades. These comparisons assume the investment of $100 on July 15, 2005, and the reinvestment of dividends.

These indices are included only for comparative purposes as required by SEC and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the Common Stock. They are not intended to forecast possible future performance of the common stock.



	July 15, 2005	December 31, 2005
Orchids Paper Products Company	$100	$120.59
Peer Group	$100	$ 93.94
S&P Small Cap	$100	$101.76
S&P Composite 1500 Paper Products	$100	$115.11

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

We have employment agreements with Michael P. Sage, our President and Chief Executive Officer, and Keith R. Schroeder, our Chief Financial Officer.

Mr. Sage's agreement has a term of five years from March 2004. The agreement may be terminated by us prior to the end of the term upon Mr. Sage's death, disability or for cause (as defined in the agreement). As compensation for his services, Mr. Sage receives an annual base salary of $225,000, subject to adjustment by the Board of Directors. Mr. Sage is entitled to an annual bonus as determined by our Board of Directors. Mr. Sage's agreement also provides that, upon termination for cause or Mr. Sage voluntarily terminating his employment with us, we may elect to repurchase shares of our stock held by Mr. Sage at the greater of $3.64 per share (subject to adjustment for stock splits, stock dividends and other stock recapitalizations affecting us) or its fair market value.

Mr. Schroeder's agreement has a term of five years from March 2004. The agreement may be terminated by us prior to the end of the term upon Mr. Schroeder's death, disability or for cause (as defined in the agreement). As compensation for his services, Mr. Schroeder receives an annual base salary of $135,000, subject to adjustment by the President and Chief Executive Officer. Mr. Schroeder is entitled to an annual bonus as determined by our Chief

Executive Officer. Mr. Schroeder's agreement also provides that, upon termination for cause or Mr. Schroeder voluntarily terminating his employment with us, we may elect to repurchase shares of our stock held by Mr. Schroeder at the greater of $3.64 per share (subject to adjustment for stock splits, stock dividends and other stock recapitalizations affecting us) or its fair market value.

<h2 style="text-align:center">CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS</h2>

Since the beginning of 2005, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our Common Stock or any member of such persons' immediate families had or will have a direct or indirect material interest other than agreements which are described under the caption "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS" and the transactions described below.

Management Services Agreement.

In March 2004, we entered into a management services agreement with Weatherly Group, LLC and Taglich Brothers, Inc., the underwriter in the July 2005 initial public offering. Under this agreement, these parties agreed to provide advisory and management services to us in consideration of an annual management fee of $325,000, payable monthly, and additional fees based on a formula if we engage in certain major transactions. The agreement expires on February 28, 2009. In April 2005, the management services agreement was amended and restated to reduce the annual management fee to $125,000, payable monthly, in consideration of a lump sum payment of $150,000 and the completion of the July 2005 initial public offering. During 2005, we paid a management fee of $391,667 under this agreement of which $150,417 was paid to Taglich Brothers, Inc. Mr. Hailey is the Chairman of our Board of Directors and is a Managing Director of Taglich Brothers, Inc.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. Our amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. We currently have a directors' and officers' liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors. We have also entered into employment agreements with our named executive officers. See "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS."

We have entered into indemnification agreements with our directors and executive officers. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements.

In addition, our amended and restated certificate of incorporation limits the personal liability of our directors to the Company and its stockholders for monetary damages to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director's duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Underwriter's Warrants

In connection with our initial public offering, we issued warrants to Taglich Brothers, Inc., which acted as the underwriter, and its affiliates to purchase up to 150,000 shares of our Common Stock. Douglas E. Hailey, the Chairman of our Board of Directors and the then Vice President of the Investment Banking Division of Taglich Brothers, Inc., was issued a warrant to purchase up to 30,000 shares of our Common Stock. The warrants are exercisable during the four-year period commencing on July 14, 2006 at a price per share equal to $9.60 and allow for cashless exercise. The warrants provide for registration rights, including a one-time demand registration right and unlimited piggyback registration rights, and customary antidilution provisions for stock dividends, splits and recapitalization.

Stock Option Grants

We have granted stock options to purchase shares of our common stock to our executive officers and directors. See "EXECUTIVE COMPENSATION-Summary Compensation Table" and "EXECUTIVE COMPENSATION-Employee Benefit Plans."

Other Transactions

We reimburse members of the Board of Directors for travel expenditures related to their services to us. Our independent directors are paid an annual fee of $20,000. Douglas E. Hailey receives an annual fee of $50,000 for his services as Chairman of our Board of Directors. Our independent directors are entitled to participate in our stock incentive plan.


PROPOSAL II.

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS


The firm of Tullius Taylor Sartain & Sartain LLP served as the Company's independent registered public accounting firm for the year ended December 31, 2005. The Audit Committee of the Board of Directors has appointed Tullius Taylor Sartain & Sartain LLP to act in that capacity for the year ending December 31, 2006. A representative of Tullius Taylor Sartain & Sartain LLP is expected to be present at the annual meeting with the opportunity to make a statement if he or she desires to do so and to be available to respond to appropriate questions from stockholders.

Although the Company is not required to submit this appointment to a vote of the stockholders, the Audit Committee of the Board of Directors continues to believe it appropriate as a matter of policy to request that the stockholders ratify the appointment of Tullius Taylor Sartain & Sartain LLP as independent registered public accounting firm. If the stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for stockholder rejection and consider whether to retain Tullius Taylor Sartain & Sartain LLP or appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Fees Paid to Independent Auditors

Audit Fees. The aggregate fees for professional services rendered by Tullius Taylor Sartain & Sartain LLP for the audit of our financial statements included in our annual report on Form 10-K for the year ended December 31, 2005 and for the review of our financial statements included in our quarterly reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005 were approximately $75,000 for 2005. In addition, we incurred fees of

$138,000 in connection with the initial public offering in July 2005. Comparable fees for the 2004 audit, when we were privately held, amounted to $48,000.

Audit-Related Fees.   The aggregate fees billed for audit-related services rendered by Tullius Taylor Sartain & Sartain LLP were approximately $12,000 and $8,000 in 2005 and 2004, respectively. These fees primarily relate to audits of our defined contribution pension plans in each year as well as Audit Committee and other technical consultations in 2005.

Tax Fees.   The aggregate fees paid to Tullius Taylor Sartain & Sartain LLP for tax compliance and tax consulting amounted to approximately $7,000 in 2005 and $12,000 in 2004.

All Other Fees.   There were no other fees paid to, or services rendered by, Tullius Taylor Sartain & Sartain LLP in 2005 and 2004.

Policy Regarding Pre-Approval of Services Provided by the Independent Auditors

The Audit Committee Charter requires the committee's pre-approval of all services, both audit and permitted non-audit, to be performed for the Company by the independent auditors. In determining whether proposed services are permissible, the committee considers whether the provision of such services is compatible with maintaining auditor independence. As part of its consideration of proposed services, the committee may (i) consult with management as part of the decision making process, but may not delegate this authority to management, and (ii) delegate, from time to time, its authority to pre-approve such services to one or more committee members, provided that any such approvals are presented to the full committee at the next scheduled Audit Committee meeting.

The percentage of hours expended on the principal accountant's engagement to audit our financial statements for the fiscal year ended December 31, 2005 that were attributable to work performed by persons other than the principal accountant's full-time, permanent employees was less than 50%.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF TULLIUS TAYLOR SARTAIN & SARTAIN LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2006.

STOCKHOLDER PROPOSALS

Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days before the anniversary date of the immediately preceding annual meeting of stockholders, or between February 13, 2007 and March 15, 2007 in the case of the 2007 annual meeting. However, if no annual meeting was held in the previous year or if the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received before the close of business on the 10th day after the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated bylaws specify the requirements for the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder proposals intended to be presented at the 2007 annual meeting must be received by the Company at our principal executive office no later than March 15, 2007, in order to be included in the Company's proxy statement and proxy relating to that meeting. We will determine whether to include such proposal in accordance with regulations governing the solicitation of proxies.

CODE OF ETHICS

The Company has a Business Conduct Policy ("Code of Ethics") that applies to all of our directors, officers, and employees, including our senior financial officers. A copy of the Code of Ethics is available in the Corporate Governance section of our website, which can be accessed from our homepage at *http://www.orchidspaper.com* by selecting "Investor Resources" followed by "Corporate Governance." We will post any amendments to the Code of Ethics in the same section of our website.

OTHER MATTERS

Management intends to bring before the meeting only the matters specifically described above and knows of no other matters to come before the meeting. If any other matters or motions properly come before the meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the recommendation of management on such matters or motions, including any matters dealing with the conduct of the meeting.

SOLICITATION OF PROXIES

The Company will bear the cost of the solicitation of proxies for the meeting. We are requesting that brokerage houses, banks, custodians, nominees and fiduciaries forward the proxy material to beneficial owners and their reasonable expenses of forwarding will be reimbursed by us. Solicitation will be made by mail and also may be made personally or by telephone, facsimile or other means by our officers, directors and employees, without special compensation for the solicitation.

By Order of the Board of Directors

Keith R. Schroeder
Chief Financial Officer and Secretary

May 12, 2006

Orchids Paper Products Company

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

I. PURPOSE

The Audit Committee (the "Committee") shall aid the Board of Directors in undertaking and fulfilling its oversight responsibilities with regard to:

- the integrity of the Corporation's financial statements;

- the Corporation's compliance with legal and regulatory requirements;

- the qualifications and independence of the Corporation's independent auditors (the "Auditors"); and

- the performance of the Auditors and the Corporation's internal audit function.

The Committee shall also be responsible for preparing the Audit Committee report that is required to be included in the Corporation's annual proxy statement.

The duties of the Committee are ones of oversight. It is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and prepared in accordance with generally accepted accounting principles. The primary responsibility for the Corporation's financial statements and internal controls rests with the Corporation's management. The Board of Directors recognizes that the Committee necessarily will rely on the advice and information it receives from the Corporation's management and internal auditors and the Auditors. Recognizing these inherent limitations on the scope of the Committee's review, however, the Board expects the Committee to exercise independent judgment in assessing the quality of the Corporation's financial reporting process and internal controls. The Board also expects that the Committee will maintain free and open communication with the other directors, the Corporation's internal auditors and financial management and the Auditors.

II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, as defined in Rule 10A-3 under the Securities Exchange Act of 1934 (the "Act") and the rules of any national securities exchange on which the Corporation's shares may be listed from time to time, and shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall be financially literate, as defined in the rules of any national securities exchange on which the Corporation's shares may be listed from time to time, and shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be an "audit committee financial expert" as defined in Regulation S-K, Item 401(h) under the Act. If a Committee member simultaneously serves on the audit committees of more than two other public companies, the Board of Directors must determine that such simultaneous service does not impair the ability of such Committee member to effectively serve on the Committee and such determination must be disclosed in the Corporation's annual proxy statement.

The members of the Committee shall be recommended by the Nominating and Corporate Governance Committee and elected by the Board at the annual organizational meeting of the Board to serve until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet at least four times per year or more often as the Committee deems appropriate or as circumstances dictate. As part of its job to foster open communication, the Committee should meet separately in executive session, at least quarterly, with management, the Auditors and the Corporation's internal auditors to discuss any matters that the Committee or any of these groups believe should be discussed privately.

Additional meetings may be held at such other times as shall be reasonably requested by the Chair of the Board, the Chair of the Committee, the Auditors or the Corporation's financial management. Members of the Committee may participate in meetings by means of teleconference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and such participation shall constitute presence at the meeting. The Committee may also act as otherwise permitted by law or the Company's Bylaws.

The Committee shall have complete access to management. At the invitation of the Committee Chair, meetings of the Committee may be attended by the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Controller, representatives of the Auditors and other persons as are appropriate to matters under consideration.

IV.   AUTHORITY, RESPONSIBILITIES AND DUTIES

The Committee shall have the resources and authority to exercise all powers with respect to discharging its duties and responsibilities, including full access to the Corporation's employees and officers and internal or external advisors or consultants. If in the course of fulfilling its duties the Committee wishes to consult with outside legal, accounting or other advisors, the Committee may retain these advisors without seeking the approval of the Board of Directors or management. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the Auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, compensation to any advisors employed by the Committee and ordinary administrative expenses of the Committee.

As part of its oversight role, the Committee may investigate any matter brought to its attention, with the full power to retain outside counsel or other experts for this purpose. The Committee shall have complete access to management and employees and may request any officer or employee of the Corporation or the Corporation's outside counsel or Auditors to attend a meeting of the Committee or to meet with any member of, or consultant to, the Committee.

Without limiting the generality of the foregoing, the authority, duties and responsibilities of the Committee shall include the following:

Independent Accountants

1. The Committee shall be solely and directly responsible for the appointment, compensation and retention of the Auditors and for oversight of the work of the Auditors (including resolution of disagreements between management and the Auditors) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation. The Auditors shall report directly to the Committee.

2. The Committee shall evaluate, at least annually, the qualifications, performance and independence of the Auditors. In conducting such review, the Committee shall obtain and review a report by the Auditors describing (1) the firm's internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review, or peer review, of the firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (3) all relationships between the Auditors and the Corporation that might bear on the Auditors' independence, including the impact of any non-audit services provided by the Auditors. This evaluation shall confirm that the firm is registered with the Public Company Accounting Oversight Board as and when such registration is required, shall include the review and evaluation of the lead partner of the Auditors and shall be designed to ensure the rotation of partners and the non-participation of specific former Corporation officers or employees, all in accordance with SEC rules and the securities laws. The Committee shall also obtain and discuss the written disclosures and letter from the Auditors contemplated by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as may be modified or supplemented, and assurances from such firm that its compensation policies comply with applicable SEC regulations. In addition, the

Committee shall consider the advisability of regularly rotating the Auditors in order to maintain the independence between the Auditors and the Corporation. In making this evaluation, the Committee should take into account the opinions of management and the Corporation's internal auditors.

3. The Committee shall set clear hiring policies with management regarding the hiring of any current or former employees of the Auditors, or any prior independent public accountant, who participated in any capacity in the audit of the Corporation, to address conflicts of interest and pressures that may exist for employees of the Auditor that may be seeking or at some point seek employment with the Corporation.

4. The Committee shall pre-approve any audit or permissible non-audit engagement or relationship between the Corporation and the Auditors, including the fees to be paid therefor. The Committee shall establish guidelines for the retention of the Auditors for any permissible non-audit services and to assure that the Auditors do not provide any prohibited non-audit services to the Corporation. In determining whether to engage the Auditors for any permitted non-audit services, the Committee shall consider whether or not the provisions of such non-audit services is compatible with maintaining the independence of the Auditors. The Committee may establish pre-approval policies and procedures for the engagement of the Auditors, provided the policies and procedures are detailed as to the particular service, the Committee is informed of each service, and the policies and procedures do not result in a delegation of the Committee's responsibilities to management. The Committee hereby delegates to the Chair the authority to approve in advance all audit or permitted non-audit services to be provided by the Auditors. The Chair shall provide a report to the full Committee at the next regularly scheduled meeting of all services approved pursuant to such delegation.

5. The Committee shall meet with the Auditors and the Corporation's financial management prior to the audit to review its proposed scope, the scope of the quarterly reviews, the procedures to be followed in conducting the audit and reviews and the major risk factors considered by the Auditors in determining the scope of the audit.

Financial Statements and Disclosure Matters

6. The Committee shall review and discuss prior to public dissemination the annual audited and quarterly unaudited financial statements with management and the Auditors, including major issues regarding accounting, disclosure and auditing procedures and practices as well as the adequacy of internal controls that could materially affect the Corporation's financial statements. In addition, the review shall include the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included in the report. Based on the annual review and if deemed appropriate, the Committee shall recommend to the Board of Directors inclusion of the financial statements in the Annual Report on Form 10-K.

7. The Committee shall review and discuss with management and the Auditors significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any special steps adopted in light of material control deficiencies.

8. The Committee shall, prior to issuance of an audit report and otherwise as deemed appropriate, review and discuss reports from the Auditors on: (1) all critical accounting policies and practices to be used; (2) all alternative treatments of financial information within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditors; and (3) other material written communications between the Auditors and management, such management representation letters, schedules of unadjusted differences, reports on observations and recommendation on internal controls, listings of adjustments and reclassifications not recorded, the engagement letter and the independence letter.

9. The Committee shall discuss with management the Corporation's earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may consist of a general discussion of the types of information to be disclosed and the types of presentations to be made.

10. The Committee shall discuss with management and the Auditors the effect on the Corporation's financial statements of significant regulatory and accounting initiatives as well as off-balance sheet structures.

11. The Committee shall discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

12. The Committee shall review with the Auditors any audit problems or difficulties and management's response, including, but not limited to (1) any restrictions on the scope of the Auditors' activities, (2) any restriction on the access of the Auditors to requested materials, (3) any significant disagreements with management, (4) any audit differences that were noted or proposed by the Auditors but for which the Corporation's financial statements were not adjusted (as immaterial or otherwise), (5) any communications between the audit team and the Auditors' national office respecting auditing or accounting issues presented by the engagement, and (6) any "management" or "internal control" letter issued, or proposed to be issued, by the Auditors. The Committee will resolve any disagreements between the Auditors and management regarding financial reporting.

13. The Committee shall discuss at least annually with the Auditors the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61-Communication with Audit Committees, as amended by SAS 90, and as may be further modified or supplemented.

14. The Committee shall prepare the Committee report that the SEC requires to be included in the Corporation's annual proxy statement and review the matters described in such report.

Financial Reporting Process

15. The Committee shall review and discuss with the Chief Executive Officer and Chief Financial Officer: (1) any significant deficiencies or material weaknesses in the design or operation of the Corporation's internal control over financial reporting that are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information; (2) any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation's internal control over financial reporting; (3) any changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting; (4) any special audit steps adopted in light of material control deficiencies; and (5) their report regarding the effectiveness of the Corporation's disclosure controls and procedures and internal control over financial reporting.

16. The Committee shall review and discuss with the Chief Executive Officer and Chief Financial Officer how they are meeting their obligations with respect to the certification process for the Form 10-K and Form 10-Q and review their evaluations of the Corporation's disclosure controls and procedures.

17. The Committee shall obtain annually a report from the Auditors, with attestation, regarding management's assessment of the effectiveness of the internal control structure and procedures for financial reporting.

18. The Committee shall approve the annual audit plan, charter, responsibilities and staffing of the Internal Audit Department, including the appointment and replacement of the senior internal audit executive.

19. The Committee shall review annually with the Auditors and the Chief Financial Officer the coordination of audit efforts to ensure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

20. The Committee shall receive regular reports of major findings by internal auditors and how management is addressing the conditions reported.

Miscellaneous

21. The Committee shall review with the Corporation's counsel, any legal matter that could have a significant impact on the Corporation's financial statements.

22. The Committee shall oversee investigations deemed appropriate by the Committee into any matters within the Committee's scope of responsibility as described in this Charter or as may be subsequently delegated to the Committee by the Board of Directors, with the power to retain independent counsel, accountants and other advisors and experts to assist the Committee if deemed appropriate.

23. The Committee shall establish and maintain procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting, internal controls or auditing matters. The Committee shall review any significant complaints or concerns regarding accounting, internal accounting controls or auditing matters received pursuant to such procedures.

24. The Committee shall report regularly to the Board of Directors with respect to any issue that arise with respect to the quality or integrity of the Corporation's financial statement, the Corporation's compliance with legal or regulatory requirements and the performance and independence of the Auditors.

25. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

26. The Committee shall conduct an annual self-evaluation of its performance.

27. The Committee shall perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

ANNUAL MEETING OF STOCKHOLDERS OF

ORCHIDS PAPER PRODUCTS COMPANY

June 13, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS: To elect as directors for one-year terms expiring at the Company's next annual meeting.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐ FOR ALL EXCEPT
(See Instructions below)

NOMINEES:
O Gary P. Arnold
O Steven R. Berlin
O John C. Guttilla
O Douglas E. Hailey
O Michael P. Sage

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

FOR   AGAINST   ABSTAIN

2. RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: To ratify Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2006. ☐ ☐ ☐

3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER (S). IF NO DIRECTION IS MADE BUT THE PROXY IS SIGNED, THIS PROXY WILL BE VOTED FOR EACH OF THE NOMINEES FOR DIRECTOR LISTED, FOR THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Stockholder [   ] Date: [   ] Signature of Stockholder [   ] Date: [   ]

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

REVOCABLE PROXY

ORCHIDS PAPER PRODUCTS COMPANY

ANNUAL MEETING OF STOCKHOLDERS — JUNE 13, 2006

This Proxy is solicited on behalf of the Board of Directors of Orchids Paper Products Company

The undersigned stockholder(s), revoking all prior proxies, hereby appoint(s) Michael P. Sage and Keith R. Schroeder, or either of them, the true and lawful attorneys-in-fact, agents and as proxies for the undersigned, with full power of substitution, to act and to vote all of the common stock of Orchids Paper Products Company that the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held at 4826 Hunt Street, Pryor, Oklahoma 74361 on Tuesday, June 13, 2006, at 10:00 a.m., or at any adjournment or postponement thereof. The proxies are directed to vote as instructed on the matters set forth on this card and all other matters at their discretion which may properly come before the meeting. The matters listed on the reverse side were proposed by the Company. The undersigned acknowledges that he/she has received a copy of the Notice of Annual Meeting of Stockholders and Proxy Statement.

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE ANNUAL MEETING. A SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

(Continued and to be signed on the reverse side.)